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Australian offshore: Total acquires three permits northeast of Ichthys
Paris, October 26, 2007 — Total announces the acquisition of a 40% interest in three exploration permits northeast of Ichthys on the Australian Browse Basin jointly with Inpex (60%, operator). These interests were held by ConocoPhillips. This acquisition is subject to the approval of the Australian authorities.
Covering a respective area of 1 628, 1 220 and 667 square kilometres, Blocks WA-341P, WA-343P and WA-344P are located roughly 200 kilometres offshore, in water depths varying from 50 to 250 metres.
These new acquisitions further illustrate Total’s commitment to strengthening its presence offshore the northwest of Australia, a region with rich gas reserves. The Group now has interests in 15 permits on Australia’s North West Shelf, most of them situated in Browse Basin, where the Group has a 24% interest in the WA-285P permit containing the Ichthys field. The Ichthys liquefied natural gas project, currently under study, should come on stream early next decade.
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